Eurasian Minerals Inc.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Eurasian Minerals Inc. (the “Corporation”) will be held at Suite 501, 543 Granville Street, Vancouver, British Columbia, on Thursday, May 12, 2016 at 10:00 a.m. (Vancouver time), for the following purposes (which are further described in the Corporation’s information circular (“Circular”) available on its website at www.eurasianminerals.com and on SEDAR at www.sedar.com):

1.	To receive and consider the Report of the Directors to the Shareholders. See “Particulars of Matters to be Acted Upon -- Report of Directors” in the Circular.

2.

To receive and consider the financial statements of the Corporation for the year ended December 31, 2015 together with the auditor’s report thereon. See “Particulars of Matters to be Acted Upon – Financial Statements, Auditor’s Report and Management Discussion & Analysis” in the Circular.

3.	To set the number of directors for the ensuing year at five. See “Particulars of Matters to be Acted Upon – Set Number of Directors to be Elected” in the Circular.

4.	To elect directors for the ensuing year. See “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular.

5.

To elect an auditor of the Corporation for the ensuing year and to authorize the directors to approve the remuneration to be paid to the auditor. See “Particulars of Matters to be Acted Upon – Appointment and Remuneration of an Auditor” in the Circular.

6.

To ratify and approve the Corporation’s Stock Option Plan (the “Plan”) and to authorize the directors to make such changes to the Plan as may be required by the NYSE MKT and TSX Venture Exchange without further Shareholder approval. See “Particulars of Matters to be Acted Upon – Ratification of Stock Option Plan” in the Circular.

7.	To transact such other business as may properly come before the Meeting.

The Board of Directors has fixed March 30, 2016 as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders are requested to read the Circular and, if unable to attend the meeting in person, to complete and return the enclosed Proxy (or Voting Instruction Form, a “VIF”) in accordance with its instructions. Unregistered Shareholders must return their complete VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them.

DATED at Vancouver, British Columbia this 30th day of March, 2016.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Kim Casswell
Corporate Secretary

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend and would like your Common Shares represented, please complete the enclosed Proxy (or Request for Voting Instructions, a “VIF”) and return it as soon as possible. To be valid, all Proxies must returned to the offices of the Registrar and Transfer Agent of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada. Unregistered Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof Late Proxies and VIFs may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman of the Meeting is under no obligation to accept any particular late Proxy or VIF.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the ‘Notice and Access’ provisions of the Canadian securities administrators, the Circular is available on the Corporation’s website and on SEDAR and has not been mailed to Shareholders. Shareholders may request, without any charge to them, a paper copy of the Circular (and the audited financial statements and related management’s discussion and analysis for the Corporation’s last financial year and any documents referred to in theCircular) and further information on Notice and Access by contacting the Corporation as follows:

e-mail:	telecopier:	telephone:
kcasswell@seabordservices.com	(+1) 604-688-1157	(+1) 604-688-6390 (collect calls accepted)

mail:
Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Requests for paper copies of the Circular (and any other related documents) must be received by no later than 12:00 noon (Vancouver time) on Thursday, April 28, 2016 in order for Shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:00 a.m. (Vancouver time) on Tuesday, May 10, 2016.